Mail Stop 3561

October 3, 2005

Joel R. Jacks, Chairman and Chief Executive Officer
Federal Services Acquisition Corporation
900 Third Avenue, 33rd Floor
New York, New York 10022-4775

              RE: Federal Services Acquisition Corporation
                        Registration Statement on Form S-1
                        File No. 333-132220
                        Amendment Filed: September 23, 2005

Dear Mr. Jacks:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Advise us of the reasons why, at this stage of registration, the underwriter has agreed to defer underwriting fees equal to 2% of the gross proceeds of the offering until the consummation of the initial business combination.

2. Advise us of the reasons behind the decision of Messrs. Jacks and Schulte, Dr. Bersoff, and FSAC Partners to increase their commitment to purchase warrants in the aftermarket. If you choose to limit your response to an indication of the confidence these individuals possess in the company's ability to effect an acquisition, please explain the basis for such confidence. In this regard, we are seeking more than merely an indication that their confidence is predicated on the collective experience of management in the federal services and defense industries.

3. As you may be aware, the Division of Market Regulation believes that the warrant repurchase arrangement constitutes a bid or inducement during the restricted period and is therefore in violation of Regulation M. Please direct all inquiries regarding this matter to the Division of Market Regulation's Trading Practices Group at 202-551-5720.

4. Add disclosure addressing the termination of the distribution of the company's securities in this offering. Please do not limit your disclosure to an indication that the distribution ends at the closing of the initial public offering.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Gerald Adler, Esq. (*by facsimile*)
    212-698-3599